Exhibit (a)(1)(A)

1050 Walnut Ridge
Drive Hartland, Wisconsin 53029

Offer to Purchase for Cash
Up To 246,154 Shares of Adjustable Rate Cumulative Preferred Stock, Series A
At A Purchase Price of $16.25 Per Share, Net

OUR OFFER, THE PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW WILL EXPIRE AT 5:00 P.M.
(EASTERN TIME) ON TUESDAY, DECEMBER 19, 2006, UNLESS OUR OFFER IS EXTENDED.

        We hereby invite our shareholders to tender up to 246,154 shares of our Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (referred to as “preferred stock”), for purchase by us at a price per share of $16.25, net to the seller in cash, without interest. All shares acquired in the offer will be acquired at the same purchase price. Pursuant to the offer, shareholders who tender their shares and receive payment for the shares transfer to us their right to the tendered shares and all dividends (including the dividend payable on January 1, 2007), distributions and rights paid in respect of the tendered shares on or after December 19, 2006.

        Only shares properly tendered, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority and proration provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the offer will be returned promptly following the expiration date. See Section 1.

        We reserve the right, in our sole discretion, to purchase more than 246,154 shares pursuant to the offer. The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to certain other conditions. See Section 6.

        The preferred stock is quoted on the NASDAQ Stock Market’s Over-the-Counter Bulletin Board (OTCBB) under the symbol “DOLLP.OB.” On November 15, 2006, the closing price of the preferred stock as reported on the OTCBB was $15.01 per share. The average monthly trading volume for the twelve months ended October 31, 2006 was 25,682 shares per month and for the twenty four months ended October 31, 2006 was 23,648 shares per month. We encourage you to obtain current market quotations for the preferred stock before deciding whether to elect to participate in the offer. See Section 7.

        Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent, is making any recommendation whether you should tender or not tender your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender.

        The date of this Offer to Purchase is November 20, 2006.

IMPORTANT

        If you wish to tender all or any part of the shares registered in your name, you must:

•	Follow the instructions described in Section 1 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to LaSalle Bank National Association, the Depositary; or

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender the shares for you.

        Any shareholder who desires to tender shares whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary prior to the expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 4.

        To properly tender shares, you must validly complete the Letter of Transmittal.

        If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact Georgeson Inc., the Information Agent, at the address or telephone numbers set forth on the back cover of this Offer to Purchase.

        We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us or the Information Agent.

SUMMARY TERM SHEET

        We are providing this summary for your information. It highlights material information in this document, but it does not describe all of the details of our offer to the same extent described in the body of this document. We urge you to read carefully this entire Offer to Purchase and the related Letter of Transmittal, because they contain the full details of our offer. Where helpful, we have included section references parenthetically to direct you to a more complete discussion of the topics in this summary.

Q:	Who is offering to buy my shares? (Introduction and Section 1)

A:	The Middleton Doll Company, a Wisconsin corporation, is making an offer to purchase your shares of our Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (referred to as “preferred stock”).

Q:	How many shares will the company purchase in the offer? (Sections 1 and 6)

A:	We are offering to purchase up to 246,154 shares of the outstanding preferred stock or any lesser number of shares that shareholders properly tender in the offer. This is approximately 36.5% of our 674,191 outstanding shares of preferred stock. We also reserve the right to purchase additional shares subject to applicable legal requirements. Our offer is not conditioned on any minimum number of shares being tendered. Pursuant to the offer, shareholders who tender their shares and receive payment for the shares transfer to us their right to the tendered shares and all dividends (including the dividend payable on January 1, 2007), distributions and rights paid in respect of the tendered shares on or after December 19, 2006.

Q:	What will be the form of payment? (Section 1)

A:	If your shares are purchased in the offer, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the offer period. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

Q:	What happens if more than 246,154 shares are properly tendered in the offer? (Section 1)

A:	We may not purchase all of the shares that you tender in our offer. If more than 246,154 shares are tendered, we will purchase shares first from shares properly tendered by any shareholder who owns fewer than 100 shares and who tenders all such shares and then from all shareholders who properly tender shares, on a pro rata basis. We will announce this proration percentage, if proration is necessary, after our offer expires. We also reserve the right to purchase additional shares, subject to applicable legal requirements.

i

Q:	What is the purpose of the offer? (Section 2)

A:	We are conducting this offer to redeem as many shares of our preferred stock as we can (up to the limit specified in this Offer to Purchase), at what we believe is a reasonable price given our financial condition, in advance of July 1, 2008, when we will be obligated to redeem all of our then outstanding preferred stock. To the extent we have legally available funds for the redemption, we are obligated to redeem the preferred stock at a price of $25 per share plus accrued dividends, but we do not expect to generate sufficient funds from the sale of assets of our financial services segment to redeem the preferred stock. We will only have sufficient funds to redeem the preferred stock if our consumer products segment can generate sufficient earnings and/or we are able to raise funds from other sources. However, our consumer products segment has realized losses from operations for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 of $(799,570), $(280,107), $(4,463,641) and $(2,969,985), respectively. The consumer products segment incurred a net loss of $(2,376,051) for the nine months ended September 30, 2006.

As of November 16, 2006, we have sold substantially all of the loans, loan participations and leased real estate held by the financial services segment, and as of that date we have $4.43 million in cash, most of which will be used to fund this offer, with the rest to be utilized in the payment of operational expenses of the company and the payment of preferred stock dividends. At this time, we have three buildings for sale with a combined carrying value of approximately $5.49 million (two buildings in the financial services segment and one building in the consumer products segment, our Hartland, Wisconsin headquarters building) and remaining loans valued at $1.07 million net of a $250,000 loan loss reserve. It is our intention to sell these assets, but we are uncertain of the amount of proceeds that such sales will generate, as this is dependent on a variety of factors that are beyond our ability to control. Any proceeds from such sales would in part be used to purchase or redeem preferred stock, but a portion of the additional proceeds would also likely be utilized in the payment of operational expenses of the company and the payment of preferred stock dividends.

Our offer provides our shareholders who are considering a sale of their shares of preferred stock with the opportunity to sell those shares for cash without the usual transaction costs associated with open market sales, if those shares are purchased in our offer. Our offer also provides participating shareholders with an opportunity to obtain liquidity with respect to their shares of preferred stock.

Q:	When and how will I be paid for my shares? (Section 3)

A:	We will pay the purchase price, in cash, without interest, for the shares we accept for purchase as soon as practicable after the termination of our offer and the acceptance of the shares for payment. We will pay for shares accepted for purchase by depositing the aggregate purchase price with the Depositary as promptly as practicable after the expiration date of our offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for purchase. We expect that the payment date will be approximately seven (7) to ten (10) business days after the expiration date of our offer.

Q:	What are the United States federal income tax consequences if I tender my shares? (Section 13)

A:	Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated as either

•	a sale or exchange eligible for capital gains treatment; or

•	you may be treated as having received, in whole or in part, a dividend or return of capital, depending on whether there are sufficient earnings and profits to support a dividend (see Section 13).

You are urged to consult your own tax advisor to determine the particular tax consequences to you of the sale of shares in the offer.

Q:	Will I be required to pay a brokerage commission or stock transfer taxes? (Sections 3 and 4)

A:	If you are a registered shareholder and you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, we urge you to ask your broker or bank if you will be charged a fee to tender your shares.

Q:	Does the company have the financial resources to pay me for my shares? (Section 8)

A:	Yes. We expect to have sufficient funds to purchase the tendered shares. We will need approximately $4,000,000 to purchase 246,154 shares in this offer. We will fund this purchase and the related fees and expenses from available cash.

Q:	Is the financial condition of the company relevant to my decision on whether to tender in the offer? (Section 9)

A:	All shares of our preferred stock which are outstanding on July 1, 2008, are subject to mandatory redemption on that date by us at a price of $25 per share plus accrued dividends, to the extent we have legally available funds for the redemption and it is otherwise permitted under Wisconsin law. At present, we do not expect to generate sufficient funds from the sale of assets of our financial services segment to redeem the preferred stock by July 1, 2008. We will have sufficient funds only if our consumer products segment can generate sufficient earnings and/or we are able to raise funds from other sources.

Q:	How long do I have to tender my shares? (Section 1)

A:	You may tender your shares until our offer expires. Currently, our offer is scheduled to expire at 5:00 P.M., Eastern time, on Tuesday, December 19, 2006, unless we extend the offer. We may choose to extend our offer at any time. If we choose to do so, you will be able to tender shares until the end of the day scheduled as the new expiration date. We cannot assure you, however, that we will extend the offer or, if we extend it, for how long.

If your shares are held by a nominee or broker, they may have an earlier deadline for accepting the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure. This procedure is described later in this Offer to Purchase.

Q:	Can the offer be extended and under what circumstances? (Sections 1 and 15)

A:	Yes, we can extend our offer, from time to time, past the scheduled expiration date in our sole discretion. If we extend the offer, we will delay the acceptance of any shares that have been tendered. If we extend the offer, we will make a public announcement of the extension no later than 9:00 A.M., Eastern time, on the first business day after the day on which the offer was previously scheduled to expire.

Q:	What are the most significant conditions to the offer? (Section 6)

A:	Our obligation to accept and pay for your tendered shares depends upon a number of conditions, including:

•	No significant decrease in the price of our preferred stock or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets shall have occurred during our offer.

•	No legal action shall be pending, or shall have been threatened or taken, that might adversely affect our offer.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving us.

•	No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during this offer.

•	No one (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding common stock and/or preferred stock (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission prior to November 20, 2006). In addition, no new group shall have been formed which beneficially owns more than 5% of our outstanding shares of common stock and/or preferred stock. Finally, no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities other than in connection with a transaction authorized by our board of directors.

Q:	How do I tender my shares? (Section 4)

A:	To tender your shares, prior to 5:00 P.M., Eastern time, on Tuesday, December 19, 2006, unless the offer is extended:

•	You must deliver you share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address listed on the back cover of this document;

•	The Depositary must receive a confirmation or receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

•	You must comply with the guaranteed delivery procedure outlined in Section 4.

If you have any questions, you should contact the Information Agent or your broker for assistance. The contact information for the Information Agent is set forth on the back cover of this document.

Q:	Once I have tendered shares in the offer, may I withdraw my tendered shares? (Section 5)

A:	Yes. You may withdraw shares that you have already tendered at any time prior to 5:00 P.M., Eastern time, on Tuesday, December 19, 2006, unless we extend the offer, in which case you can withdraw your shares until the expiration of the offer as extended. In addition, after our offer expires, if we have not accepted for purchase the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, Eastern time, January 19, 2007.

Q:	How do I withdraw previously tendered shares? (Section 5)

A:	To withdraw your previously tendered shares, you must deliver a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover of this document while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 4.

v

Q:	Can the company amend the terms of the offer? (Section 15)

A:	Yes. We reserve the right in our sole discretion to amend the tender offer in any respect.

Q:	How can I find out if the company amends the terms of the offer or extends the expiration date of the offer? (Section 15)

A:	We will announce any amendment to, or extension, termination or postponement of, the offer by making a public announcement promptly thereafter.

Q:	In what order will tendered shares be purchased? (Section 1)

A:	First, we will purchase shares from all holders of “odd lots” of less than 100 shares who properly tender all of their shares. Second, after purchasing all shares from those “odd lot” holders, we will purchase shares from all other shareholders who properly tender shares, on a pro rata basis. Therefore, all of the shares that you tender in the offer may not be purchased.

Q:	What does my board of directors think of the offer? (Section 2)

A:	Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent, is making any recommendation as to whether you should tender or not tender your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial advisor.

Q:	Has any executive officer or director indicated an intention to tender shares in the offer? (Section 10)

A:	Yes. Salvatore L. Bando, President and Chief Executive Officer and a director of the company, and David A. Geraldson, a director of the company, who are the only executive officer and directors that own shares of preferred stock, have indicated that they will tender all of their shares in the offer.

Q:	If I decide not to tender, how will the offer affect my shares? (Section 11)

A:	Our purchase of shares in our offer will reduce the number of shares that are traded publicly and may reduce the number of our shareholders. Therefore, shareholders who choose not to tender shares will own a greater percentage interest in our outstanding preferred stock following the offer. The offer may reduce the volume of trading in our shares and make it more difficult to buy or sell significant amounts of shares without affecting the market price.

Q:	What is the market value of my shares as of a recent date? (Section 7.)

A:	Shares of our preferred stock are quoted on the NASDAQ Stock Market’s Over-the-Counter Bulletin Board (OTCBB) under the symbol “DOLLP.OB.” On November 15, 2006, the closing price of our preferred stock as reported on the OTCBB was $15.01 per share. The average monthly trading volume for the twelve months ended October 31, 2006 was 25,682 shares per month and for the twenty four months ended October 31, 2006 was 23,648 shares per month. We encourage you to obtain current market quotations for our preferred stock before deciding whether to elect to participate in the offer.

Q:	Who can I talk to if I have questions about the offer?

A:	Shareholders who have questions or need assistance may call the Information Agent for the offer, Georgeson Inc., at the following address and telephone numbers:

17 State Street –10th Floor
New York, NY 10004

Banks and Brokers Call 212-440-9800
All others call Toll-Free 1-866-233-7772

FORWARD LOOKING STATEMENTS

        This Offer to Purchase contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the company, are generally identifiable by use of the words “may”, “will”, “could”, “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project”, or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Specific factors that might cause such a difference, include, but are not limited to factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2005 and our other reports filed with the Securities and Exchange Commission, and the following:

•	changes in interest rates;
•	general economic conditions, including the condition of the local real estate market;
•	legislative/regulatory changes;
•	monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
•	the quality or composition of the loan or real estate portfolios;
•	competition;
•	demand for our consumer products;
•	the degree of success of our strategy to reduce expenses and increase revenue at Lee Middleton Original Dolls;
•	payment when due of principal and interest on loans made by us;
•	payment of rent by lessees of our properties;
•	the necessity to make additions to our allowance for loan losses; and
•	the timing of sales, and the selling prices, of our remaining leased real estate.

        Shareholders and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on those statements. We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase or incorporated by reference in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this document.

INTRODUCTION

To the Holders of our Preferred Stock:

        We invite our shareholders to tender shares of our Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (referred to as “preferred stock”), for purchase by us. We are offering to purchase up to 246,154 shares at a price per share of $16.25, net to the seller in cash, without interest. All shares acquired in the offer will be acquired at the same purchase price. Pursuant to the offer, shareholders who tender their shares and receive payment for the shares transfer to us their right to the tendered shares and all dividends (including the dividend payable on January 1, 2007), distributions and rights paid in respect of the tendered shares on or after December 19, 2006.

        Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as they may be amended or supplemented from time to time, together constitute this offer.

        Only shares properly tendered and not properly withdrawn will be purchased. However, because of the “odd lot” priority and proration provisions described in this Offer to Purchase, all of the shares properly tendered will not be purchased if more than the number of shares we seek to purchase are tendered. We will return shares tendered that we do not purchase because of proration promptly following the expiration date of this offer.

        We reserve the right, in our sole discretion, to purchase more than 246,154 shares pursuant to the offer, subject to certain limitations and legal requirements.

        The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions.

        Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent, is making any recommendation whether you should tender or not tender your shares. In deciding whether to tender, you should consider our reasons for making this offer and other available information about us.

        If at the expiration of the offer, more than 246,154 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, subject to the conditions of the offer, we will buy shares:

        (1) first, from all Odd Lot Holders (as defined in Section 1) who properly tender all their shares; and

        (2) second, on a pro rata basis from all other shareholders who properly tender their shares.

See Sections 1 and 4 for additional information concerning priorities and proration procedures.

        The purchase price will be paid net to the tendering shareholder in cash, without interest, for all shares purchased. Tendering shareholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the Depositary may be subject to required United States federal income tax backup withholding equal to the 28% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the offer. See Section 13.

        As of October 31, 2006, we had 674,191 issued and outstanding shares of preferred stock. The 246,154 shares that we are offering to purchase pursuant to the offer represents approximately 36.5% of our shares outstanding on October 31, 2006. Shares of our preferred stock are quoted on the NASDAQ Stock Market’s Over-the-Counter Bulletin Board (OTCBB) under the symbol “DOLLP.OB.” On November 15, 2006, the closing price of our preferred stock as reported on the OTCBB was $15.01 per share. The average monthly trading volume for the twelve months ended October 31, 2006 was 25,682 shares per month and for the twenty four months ended October 31, 2006 was 23,648 shares per month. We encourage you to obtain current market quotations for our preferred stock before deciding whether to elect to participate in the offer. See Section 7.

THE OFFER

1.	Number of Shares; Proration.

        On the terms and subject to the conditions of our offer, we will accept for payment and thereby purchase 246,154 shares of our preferred stock or such lesser number of shares as are validly tendered before the Expiration Date (as defined herein) and not withdrawn in accordance with Section 5, at a price per share of $16.25, in cash, without interest. Pursuant to the offer, shareholders who tender their shares and receive payment for the shares transfer to us their right to the tendered shares and all dividends (including the dividend payable on January 1, 2007), distributions and rights paid in respect of the tendered shares on or after December 19, 2006.

        The term “Expiration Date” means 5:00 P.M., Eastern time, on Tuesday, December 19, 2006, unless and until we in our sole discretion extend the period of time during which our offer will remain open. If extended by us, the term “Expiration Date” will refer to the latest time and date at which our offer, as extended, will expire. For a description of our right to extend, delay, terminate or amend our offer, see Section 15.

        We reserve the right to purchase more than 246,154 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (“SEC”), we may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares, or approximately 13,483 shares, without amending or extending the offer. See Section 15.

        As promptly as practicable after the Expiration Date, we will publicly announce the proration factor, and upon the terms and subject to the conditions of the offer (including the proration provisions described herein), all shareholders who have properly tendered and not withdrawn shares will receive the purchase price for all shares purchased. All shares not purchased pursuant to the offer will be returned to the tendering shareholder (or to another person specified by a tendering shareholder) at our expense as promptly as practicable following the Expiration Date.

        All shares purchased in the offer will be purchased at the same purchase price.

        The proration period also expires on the Expiration Date. For a more detailed description of our purchase of and payment for tendered shares see Section 3.

        This offer is not conditioned upon the tender of any minimum number of shares, but it is subject to certain other conditions. See Section 6.

        By following the instructions to the Letter of Transmittal, you can specify the order in which your shares will be purchased in the event that, as a result of the proration provision, some but not all of your shares are purchased pursuant to the offer, and you can condition your tender of shares on the purchase of all or a specified minimum number of your shares being purchased.

        Priority of Purchases. We will purchase properly tendered shares in the following order of priority:

        (1) First, we will purchase all shares properly tendered and not properly withdrawn by any Odd Lot Holder (as defined herein) who:

(a) tenders all shares owned beneficially or of record by the Odd Lot Holder; and

(b) completes the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

        (2) Second, after purchase of all of the shares properly tendered by Odd Lot Holders, we will purchase all shares tendered properly, and not withdrawn on or prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below.

        As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a shareholder will be purchased even though those shares were properly tendered.

        Odd Lots. The term “Odd Lots” means all shares properly tendered on or prior to the Expiration Date and not withdrawn by any person (an “Odd Lot Holder”) who owns, beneficially or of record, an aggregate of fewer than 100 shares and so certifies in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. All Odd Lots shares will be accepted for purchase before proration, if any, of other tendered shares. To qualify for this preference, a qualifying shareholder must tender all applicable shares in accordance with the procedures described in Section 4. Any shareholder wishing to tender all of the shareholder’s shares pursuant to this preference for Odd Lots should complete the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See Instruction 7 on the Letter of Transmittal. By accepting the Offer to Purchase, a shareholder holding beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such shares in a transaction affected through a broker.

        We also reserve the right, but will not be obligated, to purchase all shares duly tendered by any shareholder who tenders all shares owned, beneficially or of record, and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase by the number of shares purchased through the exercise of this right.

        Proration. If proration of tendered shares is required, we will determine the final proration factor as promptly as practicable after the Expiration Date. Proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares properly tendered by the shareholders and not withdrawn on or prior to the Expiration Date to the total number of shares tendered by all shareholders, other than Odd Lot Holders. This ratio will be applied to shareholders tendering shares to determine the number of shares that will be purchased from each tendering shareholder in our offer.

        Because of the potential difficulty in determining the number of shares properly tendered and not properly withdrawn on or prior to the Expiration Date, including shares tendered by guaranteed delivery procedures, as well as the odd lot procedures, we do not expect that we will be able to announce the final proration percentage or commence payment for any shares purchased under our offer until seven (7) to ten (10) business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date. Shareholders may obtain preliminary proration information from the Information Agent and may be able to obtain this information from their brokers.

        As described in Section 13, the number of shares that we purchase from a shareholder may affect the United States federal income tax consequences to the shareholder and therefore may be relevant to your decision whether to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate (by certificate) the order of priority in which such shareholder wishes the shares he or she tenders to be purchased in the event of proration.

        We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15.

        This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of November 16, 2006 and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

        Purpose of the Offer. We are conducting this offer to redeem as many shares of our preferred stock as we can (up to the limit specified in this Offer to Purchase), at what we believe is a reasonable price given our financial condition, in advance of July 1, 2008, when we will be obligated to redeem all of our then outstanding preferred stock. To the extent we have legally available funds for the redemption, we are obligated to redeem the preferred stock at a price of $25 per share plus accrued dividends, but we do not expect to generate sufficient funds from the sale of assets of our financial services segment to redeem the preferred stock. We will only have sufficient funds to redeem the preferred stock if our consumer products segment can generate sufficient earnings and/or we are able to raise funds from other sources. However, our consumer products segment has realized losses from operations for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005 of $(799,570), $(280,107), $(4,463,641) and $(2,969,985), respectively. The consumer products segment incurred a net loss of $(2,376,051) for the nine months ended September 30, 2006.

        As of November 16, 2006, we have sold substantially all of the loans, loan participations and leased real estate held by the financial services segment, and as of that date we have $4.43 million in cash, most of which will be used to fund this offer, with the rest to be utilized in the payment of operational expenses of the company and the payment of preferred stock dividends. At this time, we have three buildings for sale with a combined carrying value of approximately $5.49 million (two buildings in the financial services segment and one building in the consumer products segment, our Hartland, Wisconsin headquarters building) and remaining loans valued at $1.07 million net of a $250,000 loan loss reserve. It is our intention to sell these assets, but we are uncertain of the amount of proceeds that such sales will generate, as this is dependent on a variety of factors that are beyond our ability to control. Any proceeds from such sales would in part be used to purchase or redeem preferred stock, but a portion of the additional proceeds would also likely be utilized in the payment of operational expenses of the company and the payment of preferred stock dividends.

        Potential Benefits. We believe:

        (1) our offer provides shareholders who are considering a sale of their shares with the opportunity to sell those shares for cash without the usual transaction costs associated with open market sales, if their shares are purchased in our offer; and

        (2) our offer provides participating shareholders with an opportunity to obtain liquidity with respect to their shares. (The average monthly trading volume for the twelve months ended October 31, 2006 was 25,682 shares per month and for the twenty four months ended October 31, 2006 was 23,648 shares per month.)

        Potential Risks and Disadvantages. Our offer also presents some potential risks and disadvantages to us and our continuing shareholders, including:

        (1) we will spend approximately $4,000,000 in cash to pay for the tendered shares, assuming that we purchase 246,154 shares in the tender offer at the price per share of $16.25; and

        (2) our offer will reduce our “public float,” which is the number of shares owned by outside shareholders and available for trading in the securities markets. This may result in lower stock prices or reduced liquidity in the trading market for shares of our preferred stock in the future and may make it more difficult to buy or sell significant amounts of our shares of preferred stock without materially affecting the market price. See Section 11.

        There can be no assurance that our action in utilizing a significant portion of our capital in this manner will not adversely affect our ability to operate profitably or absorb possible losses in future periods. Future events may adversely and materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

        We may in the future purchase additional shares of our preferred stock in the open market, private transactions, tender offers or otherwise. Any of these purchases may be on the same terms as, or on terms more or less favorable to shareholders, than the terms of this offer. However, Rule 13e-4 under the Securities Exchange Act of 1934 (“Exchange Act”) generally prohibits us and our affiliates from purchasing any shares, other than through this offer, until at least ten (10) business days after the expiration or termination of this offer.

        Our board of directors has approved this offer. However, neither we nor our board of directors, nor the Information Agent, is making any recommendation as to whether you should tender or not tender your shares. Shareholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender.

        Salvatore L. Bando, President and Chief Executive Officer and a director of the company, and David A. Geraldson, a director of the company, who are the only executive officer and directors that own shares of preferred stock, have indicated that they will tender all of their shares in the offer.

        Certain Effects of the Offer. Upon the completion of the offer, non-tendering shareholders will own a greater percentage interest in our preferred stock.

        Non-tendering shareholders will realize a proportionate increase in their relative ownership interest in our preferred stock. Shareholders may be able to sell non-tendering shares in the future on the over-the-counter bulletin board or otherwise. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price for this offer.

        Shares of our preferred stock that we acquire pursuant to our offer will be canceled and returned to the status of authorized but unissued stock, and will be available for us to issue without further shareholder action except as required by applicable law or the rules of any securities exchange on which the shares are then listed, for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. We have no current plans for issuance of the shares purchased in our offer.

        We currently have no plans, proposals or negotiations underway that relate to or would result in:

•	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	Any purchase, sale or transfer of an amount of our assets or any of our subsidiaries' assets which is material to us and our subsidiaries, taken as a whole;

•	Any material change in our present policy of paying cash dividends, our capitalization, corporate structure or business;

•	Any material change in our present board of directors or management or any plans or proposals to change the number or the terms of directors (other than exploring the possibility of adding up to two additional directors to our Board of Directors), although we may fill vacancies arising on the board, or to change any material term of the employment contract of any executive officer;

•	Any material change in our corporate structure or business;

•	Any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	The suspension of our obligation to file reports under Section 13 of the Exchange Act;

•	The acquisition by any person of additional securities of ours or the disposition of our securities; or

•	Any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

        Notwithstanding the foregoing, we consider from time to time and may in the future consider opportunities to take such actions.

3.	Acceptance for Payment and Payment for Shares.

        Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of the offer as so extended or amended), we will purchase, as promptly as practicable after the Expiration Date, by accepting for payment, and will pay for, up to 246,154 shares properly tendered and not properly withdrawn before the Expiration Date. We reserve the right, in our sole discretion, to delay acceptance for payment of, or payment for, shares in order to comply, in whole or in part, with any applicable law. See Sections 6 and 12. The reservation by this right to delay the acceptance or purchase of, or payment for, the shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return the shares deposited by, or on behalf of, shareholders, promptly after the termination or withdrawal of the offer.

        For purposes of the offer, we will be deemed to have accepted for payment (and thereby purchased) shares validly tendered and not properly withdrawn only when, and if we give oral or written notice to the Depositary of our acceptance for payment of such shares. Upon the terms and subject to the conditions of the offer, payment for shares accepted pursuant to the offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from us and transmitting payments to such tendering shareholders whose shares have been accepted for payment.

        Under no circumstances will we pay interest on the purchase price for shares, regardless of any delay in making such payment or extension of the Expiration Date.

        If, prior to the Expiration Date, we increase the consideration to be paid per share pursuant to this offer, we will pay such increased consideration for all such shares purchased pursuant to the offer, whether or not such shares were tendered prior to such increase in consideration.

        Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer to Purchase. See Section 6.

        In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven (7) to ten (10) business days after the Expiration Date. Certificates for shares for all shares tendered and not purchased will be returned (or, in the case of shares tendered by book-entry transfer, the shares will be credited to the account maintained with The Depository Trust Company (the “Book-Entry Transfer Facility”), as described in Section 4, by the participant who so delivered the shares) to the tendering shareholder at our expense as promptly as practicable after the Expiration Date without expense to the tendering shareholders.

        We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased in our offer. If, however, payment of the purchase price is to be made to, or, in the circumstances permitted by our offer, if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to that person will be deducted from the purchase price unless evidence satisfactory to us of the payment of taxes or exemption from payment of taxes is submitted. See Instruction 6 of the Letter of Transmittal.

        Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the substitute Form W-9 included with the Letter of Transmittal or Form W-8BEN obtained from the Depositary may be subject to required backup withholding on the gross proceeds paid to that shareholder or other payee pursuant to our offer. See Section 13.

4.	Procedures for Tendering Shares.

        Valid Tender of Shares. For shares to be validly tendered pursuant to the offer, you must, on or prior to the Expiration Date, either:

        (1) deliver to the Depositary at the address set forth on the back cover of this Offer to Purchase:

(a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transaction;

(b) the certificates representing shares to be tendered or timely confirmation of a book-entry transfer of shares into the Depositary’s account at the Book-Entry Transfer Facility; and

(c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions of this Offer to Purchase;

        (2) cause your broker, dealer, commercial bank or trust company to tender applicable shares pursuant to the procedures for book-entry transfer described below; or

        (3) comply with the guaranteed delivery procedures described below.

        The method of delivery of certificates representing shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your option and risk and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Odd Lot Holders who tender all of their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in this Section 4.

        If you tender your shares directly to the Depositary, you will not have to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares through the broker or bank.

        Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

        (1)  the Letter of Transmittal is signed by the registered holder of the shares tendered and the holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal. For this purpose, the “registered holder” includes any participant in the Book-Entry Transfer Facility; or

        (2)  shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agents in the United States (each an “Eligible Institution”).

        If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, and the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 on the Letter of Transmittal. Also, see Section 3 of this Offer to Purchase for information about applicable stock transfer taxes.

        In all cases, payment for shares tendered and accepted for payment in the offer will be made only after timely receipt by the Depositary of certificates for shares (or a timely share confirmation of a book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

        Book-Entry Transfer. The Depositary will establish an account with respect to the shares at the Book-Entry Transfer Facility for purposes of the offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an Agent’s Message in the case of a book-entry transfer, together with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of required documents to the Book-Entry Transfer Facility in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

        The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the confirmation of a book-entry transfer of shares into the Depositary’s account at the Book-Entry Transfer Facility, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

        Guaranteed Delivery. If you desire to tender shares pursuant to the offer and your share certificates are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or the procedures for book-entry transfer cannot be completed on a timely basis, your shares still may be tendered, if all the following guaranteed delivery procedures are complied with:

        (i)     the tender is made by or through an Eligible Institution;

        (ii)     the Depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this document, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

        (iii)     all of the following are received by the Depositary within three (3) trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery:

(a) either (1) the share certificates, or (2) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer we describe above;

(b) either (1) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees; or (2) an Agent’s Message of the type we describe above in the case of a book-entry transfer; and

(c) any other documents required by the Letter of Transmittal.

        A “trading day” is any day on which The NASDAQ Stock Market is open for business.

        Tender Constitutes an Agreement; Your Representation and Warranty. A tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

        (1)     you have a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act; and

        (2)     the tender of your shares complies with Rule 14e-4.

        It is a violation of Rule 14e-4 for a person, acting alone or in concert with others, directly or indirectly, to tender shares for that person’s own account unless, at time of the tender and at the end of the proration period or period during which shares are accepted by law (including any extensions thereof), the person so tendering:

        (1)     either:

(a) will deliver or cause to be delivered the shares within the period specified in our offer; or

(b) in the case of securities immediately convertible into, or exchangeable or exercisable for our shares, acquire shares by conversion, exchange or exercise of such securities, and, to the extent required by the terms of our offer, delivers or causes to be delivered our shares within the period specified by our offer;

        (2)     has a net long position equal to or greater than the amount tendered in our shares or in securities immediately convertible into, or exchangeable or exercisable for, our shares; and

        (3)     will cause such shares to be delivered in accordance with the terms of the offer.

        Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

        Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and us upon the terms and conditions of the offer.

        Determination of Validity. All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and validity, form, eligibility (including the time of receipt) and acceptance for payment of any tendered shares pursuant to any of the procedures described above will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares determined by us not to be in proper form or if the acceptance for payment of, or payment for, such shares may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we nor any of our affiliates, nor the Depositary, the Information Agent or any other person or entity, is under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        Our interpretation of the terms and conditions of the offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

        Appointment as Proxy. By executing a Letter of Transmittal (or delivering an Agent’s Message) as set forth above, you irrevocably appoint our designees as your attorney-in-fact and proxy, with full power of substitution, to vote in such manner as such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of your rights with respect to the shares tendered by you and accepted for payment by us (and any and all dividends, distributions, rights or other securities issued in respect of such shares on or after December 19, 2006). All such proxies shall be considered coupled with an interest in the tendered shares and shall be irrevocable. This appointment will be effective if, when, and only to the extent that, we accept such shares for payment pursuant to the offer. Upon such acceptance for payment, all prior proxies given by you with respect to such shares and other securities will, without further action, be revoked, and no subsequent proxies may be given (and, if given, will not be deemed effective). Our designees will, with respect to the shares and other securities for which the appointment is effective, be empowered to exercise all of your voting and other rights as we in our sole discretion may deem proper at any annual, special, adjourned or postponed meeting of our shareholders, by written consent in lieu of any such meeting or otherwise. We also reserve the right to require that, in order for shares to be deemed validly tendered, immediately upon our acceptance for payment of such shares, we must be able to exercise all rights (including, without limitation, all voting rights) with respect to such shares and receive all dividends and distributions.

        Backup Withholding. For a discussion of backup withholding considerations, please see Section 13.

        Lost or Destroyed Certificates. If your certificate(s) for part or all of your shares have been lost, stolen or destroyed, indicate that fact on the Letter of Transmittal, which should then be delivered to the Depositary after being otherwise properly completed and duly executed. In such event, the Depositary will forward additional documentation necessary to be completed in order to effectively replace the lost or destroyed certificate(s).

        Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us. Any documents delivered to us will not be forwarded to the Depositary and will not be deemed to be properly tendered.

5.	Withdrawal Rights.

        Shares tendered in the offer may be withdrawn at any time before the Expiration Date, and unless already accepted for payment by us in the offer, may also be withdrawn at any time after 12:00 midnight, Eastern time, January 19, 2007. In the event of any modification of the terms of the offer, additional withdrawal rights will be available and announced. Except as otherwise provided in this Section 5, tenders of shares pursuant to the offer are irrevocable.

        If we extend the period of time during which the Offer to Purchase is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to our rights under the Offer to Purchase, the Depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 5, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer. Any such delay will be an extension of the offer to the extent required by law.

        Withdrawal of Shares Held in Physical Form. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, Eastern time, January 19, 2007 unless accepted for payment by us prior to that time as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a shareholder of shares held in physical form must provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase on or prior to the Expiration Date, which notice must contain: (1) the name of the person who tendered the shares; (2) a description of the shares to be withdrawn; (3) the certificate numbers shown on the particular certificates evidencing such shares; (4) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee if such original signature was guaranteed); and (5) if such shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

        Withdrawal of Shares Held with the Book-Entry Transfer Facility. Tenders of shares made pursuant to the Offer to Purchase may not be withdrawn after the Expiration Date, except that they may be withdrawn after 12:00 midnight, Eastern time, January 19, 2007 unless accepted for payment by us prior to that time as provided in this Offer to Purchase. For a withdrawal to be effective prior to that time, a shareholder of shares held with the Book-Entry Transfer Facility must, on or prior to the Expiration Date: (1) call his or her broker and instruct such broker to withdraw the tender of shares by debiting the Depositary’s account at the Book-Entry Transfer Facility for all shares to be withdrawn; and (2) instruct the broker to provide a written, telegraphic or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. Such notice of withdrawal shall contain (1) the name of the person who tendered the shares; (2) a description of the shares to be withdrawn; (3) the certificate numbers shown on the particular certificates evidencing such shares; (4) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal (including any signature guarantee if such original signature was guaranteed); and (5) if such shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

        Withdrawals of tendered shares may not be rescinded without our consent and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer; provided, however, that any shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following the procedures for tendering described in Section 4.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by us in our sole discretion, which determination will be final and binding. Neither we, nor any of our affiliates, the Depositary, the Information Agent or any other person is under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6.	Conditions of the Offer.

        Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after November 20, 2006 and prior to the time of acceptance for payment for any shares, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:

        (i)     there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which directly or indirectly:

(a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of our offer, the acquisition of shares under our offer, or is otherwise related in any manner to, or otherwise affects, our offer; or

(b) could, in our reasonable judgment, materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business and our subsidiaries, taken as a whole, or materially impair our offer’s contemplated benefits to us;

        (ii)     there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (i) above;

        (iii)     there shall have occurred:

(a) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, in any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States;

(b) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

(c) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States;

(d) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

(e) any significant decrease in the per share price of our preferred stock or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our preferred stock;

(f) in the case of any of the foregoing existing at the time of the announcement of our offer, a material acceleration or worsening thereof;

        (iv)     any decline in the NASDAQ National Market Composite Index, the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by a material amount (including, without limitation, an amount in excess of 10%) measured from the close of business on November 20, 2006;

        (v)     there shall have occurred any event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in our ownership or prospects and our subsidiaries; and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment;

        (vi)     a tender or exchange offer with respect to some or all of our outstanding shares of common stock and/or preferred stock, other than our offer, or a merger or acquisition proposal for us or by us, is proposed, announced or made by another person or is publicly disclosed, or we learn that any person or “group,” within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares of common stock and/or preferred stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC with respect to our preferred stock on or before November 20, 2006), or any new group is formed that beneficially owns more than 5% of the outstanding shares of our common stock and/or preferred stock;

        (vii)     any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of our outstanding shares; or

        (viii)     any person or group files a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or makes a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities other than in connection with a transaction authorized by our board of directors.

        These conditions are for our sole benefit and may be asserted by us, and may be waived by us, in whole or in part, at any time and from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the Expiration Date. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

        The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

7.	Price Range of Shares; Dividends.

        Shares of our preferred stock are quoted on the OTCBB under the symbol “DOLLP.OB.” The following table sets forth, for the quarters indicated, the high and low sales prices per share as reported on the OTCBB:

	High	Low
2004:
First Quarter	$ 17.24	$ 16.25
Second Quarter	$ 17.00	$ 13.40
Third Quarter	$ 15.00	$ 12.75
Fourth Quarter	$ 18.00	$ 14.10
2005:
First Quarter	$ 19.00	$ 17.20
Second Quarter	$ 19.10	$ 18.15
Third Quarter	$ 20.75	$ 18.76
Fourth Quarter	$ 19.50	$ 18.30
2006:
First Quarter	$ 19.00	$ 18.25
Second Quarter	$ 18.25	$ 14.75
Third Quarter	$ 17.25	$ 15.60
Fourth Quarter (through November 10, 2006)	$ 17.00	$ 15.25

        On November 15, 2006, the closing price of our preferred stock as reported on the OTCBB was $15.01 per share. The average monthly trading volume for the twelve months ended October 31, 2006 was 25,682 shares per month and for the twenty four months ended October 31, 2006 was 23,648 shares per month. We encourage you to obtain current market quotations for our preferred stock before deciding whether to participate in the offer.

        Dividends on our preferred stock are paid quarterly at an annual rate of 5.37% for the dividend period commencing July 1, 2003, and ending June 30, 2008. Pursuant to the offer, shareholders who tender their shares and receive payment for the shares transfer to us their right to the tendered shares and all dividends (including the dividend payable on January 1, 2007), distributions and rights paid in respect of the tendered shares on or after December 19, 2006.

8.	Source and Amount of Funds.

        Assuming we purchase 246,154 shares in the offer at the purchase price of $16.25, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, will be approximately $4,060,000. We will use available cash and cash equivalents to fund these costs and expenses of the offer. We do not require, and will not seek additional financing to fund the costs and expenses of the offer. Accordingly, there are no material conditions to the financing to be used to fund the costs and expenses of the offer.

9.	Certain Information Concerning Us.

        General. We are a Wisconsin corporation. Our principal executive offices are located at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029. Our telephone number at those offices is (262) 369-8163.

        Summary Historical and Pro Forma Financial Information. The following summary historical consolidated financial data as of and for the years ended December 31, 2005 and 2004, and for the nine-month periods ended September 30, 2006 and 2005 is unaudited and was derived from our accounting records. In the opinion of our management, the summary historical consolidated financial data includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth therein. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006.

        Summary Historical Consolidated Financial Information

	Year Ended December 31,		Nine Months Ended September 30,
(In thousands, except per share data)	2005	2004	2006*	2005
Total Revenues	$19,909	$20,989	$9,883	$13,265
Income tax expense	(547)	(2,814)	--	(299)
Net loss	(1,555)	(3,760)	(2,385)	(1,758)
Total assets	52,344	70,660	20,368	56,542
Long-term debt	5,135	6,990	--	5,435
Total liabilities, other than
redeemable preferred stock	30,596	47,357	1,003	34,998
Redeemable preferred stock	16,855	16,855	16,855	16,855
Total liabilities	47,451	64,212	17,858	51,853
Diluted loss per common share	$(0.42)	$(1.01)	$(0.64)	$(0.47)
*	Includes financial results of sales of loans, loan participations and leased properties during the first nine months of 2006.

        The following summary unaudited pro forma consolidated financial data sets forth the summary historical consolidated financial data as adjusted to give effect to the purchase of 246,154 shares of our preferred stock in the offer at the purchase price per share of $16.25. The summary unaudited pro forma consolidated financial data does not purport to be indicative of the results that would have been obtained had the purchase of shares in the offer been completed at the dates indicated or the results that may be obtained in the future. The summary unaudited pro forma consolidated financial data should be read in conjunction with the summary historical consolidated financial data.

        Summary Unaudited Pro Forma Consolidated Financial Information

	Nine Months Ended September 30, 2006
(In thousands, except per share data)	Historical	Adjustments and Eliminations	Pro Forma
Total Revenues	$9,883	$--	$9,883
Income tax (expense) benefit	--	--	--
Net loss	(2,385)	248	(2,137)
Total assets	20,368	--	20,368
Long-term debt	--	--	--
Total liabilities, other than
redeemable preferred stock	1,003	--	1,003
Redeemable preferred stock	16,855	(6,154)	10,701
Total liabilities	17,858	(6,154)	11,704
Diluted loss per common share	$(0.64)	$0.07	$(0.57)

        Where You Can Find More Information. We are subject to the information filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements we distribute to our shareholders and file with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the offer. You may read and copy these reports and any other document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at http://www.themiddletondollcompany.com and at the SEC’s website at http://www.sec.gov.

        Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us. We incorporate by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Definitive Proxy Statement on Schedule 14A filed on May 3, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

•	Our Current Reports on Form 8-K filed on January 10, 2006 (as amended on March 31, 2006), March 20, 2006, June 27, 2006, October 5, 2006 and October 10, 2006.

        We incorporate by reference these documents and any additional documents that we may file with the SEC between the date of this offer and the date of expiration of the withdrawal rights. Those documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

        You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s internet web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029; telephone: (262) 369-8163; attention: Secretary. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one (1) business day after we receive your request.

10.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

        As of October 31, 2006, we had 674,191 issued and outstanding shares of preferred stock. The 246,154 shares that we are offering to purchase in this offer represent approximately 36.5% of the shares outstanding on October 31, 2006.

        As of October 31, 2006, our executive officers and directors as a group (5 persons) beneficially owned less than 1% of the outstanding shares of preferred stock. The following table sets forth with respect to our preferred stock, as to each director or executive officer: (1) the number of shares and percentage beneficially owned as of October 31, 2006; (2) the number of shares currently proposed to be tendered in this offer; and (3) assuming the purchase of all of the shares tendered by our executive officers and directors in this offer, the number of shares being retained and the percentage which such shares would represent of the resulting outstanding shares of preferred stock. The table is based on information available to us as of October 31, 2006, and is believed to be current. All persons listed below have sole voting and investment power over the shares of preferred stock identified as beneficially owned. The business address of each of the executive officers and directors identified in the table is 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029.

	Shares Beneficially Owned		Shares to be	Shares Retained
Name	Number	Percent	Tendered	Number	Percent
Salvatore L. Bando	1,415	*	1,415	0	None
Peter A. Fisher	0	N/A	0	0	N/A
David A. Geraldson	2,000	*	2,000	0	None
Kenneth A. Werner, Jr.	0	N/A	0	0	N/A
Craig R. Bald	0	N/A	0	0	N/A

*     An asterisk denotes less than 1% ownership.

        Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our affiliates or subsidiaries nor, to the best of our knowledge, any of our or our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the shares of preferred stock during the sixty (60) days prior to November 20, 2006.

        Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

11.	Effect of the Offer on the Market for the Preferred Stock; Exchange Act Registration.

        Our purchase of shares of preferred stock in our offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of shareholders of our preferred stock. This may reduce the volume of trading in the shares of preferred stock and make it more difficult to buy or sell significant amounts of shares without affecting the market price, which could adversely affect continuing shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares of preferred stock outstanding and publicly traded following completion of the offer to ensure a continued trading market for the shares.

        Our shares of common stock and preferred stock are registered under the Exchange Act, which requires, among other things, that we furnish specific information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares of preferred stock in our offer will not result in the remaining issued and outstanding shares of common stock and/or preferred stock becoming eligible for deregistration under the Exchange Act.

12.	Certain Legal Matters; Regulatory Approvals.

        We are not aware of any pending legal proceedings relating to the Offer to Purchase. Except as described in this Offer to Purchase, we are not aware of any license or regulatory permit that appears material to our business that might be materially and adversely affected by our acquisition of shares of preferred stock as contemplated by our offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by our offer. Should any approval or other action be required, we currently intend to seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under our offer until the outcome of that process, if necessary, is known. We cannot assure you that any approval or other action, if needed, could be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

        Our obligation under our offer to accept for payment and pay for shares is subject to conditions. See Section 6.

13.	United States Federal Tax Consequences.

        The following is a summary of certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings of the Internal Revenue Service (the “IRS”), and judicial decisions in existence on the date hereof, all of which are subject to change, possibly on a retroactive basis, at any time by legislative, judicial or administrative action. We cannot assure you that the IRS will not challenge the conclusions stated below, and no ruling from the IRS or an opinion of counsel has been or will be sought on any of the matters discussed below.

        The following discussion does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership and disposition of the shares of preferred stock. Without limiting the generality of the foregoing, the discussion does not address the effect of any special rules applicable to certain types of holders, including, without limitation, dealers in securities or currencies, insurance companies, financial institutions, thrifts, regulated investment companies, tax-exempt entities, U.S. Holders whose functional currency is not the U.S. dollar, U.S. expatriates, persons who hold shares of the preferred stock as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction, investors in securities that elect to use a market-to-market method of accounting for their securities holdings, or investors in pass through entities. In addition, this discussion is limited to holders who hold the shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.

U.S. Holders

        The term “U.S. Holder” means a beneficial owner of our stock that is:

•	an individual who is a citizen of the United States or who is a resident alien of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in effect under applicable Treasury regulations to be treated as a United States person.

        THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Non-Participation in Offer

        U.S. Holders and Non-U.S. Holders that do not participate in the offer will not incur any tax liability as a result of the consummation of the offer.

Treatment of U.S. Holders

        Capital Gain or Loss Treatment. If a sale of your shares pursuant to the offer qualifies as an “exchange” under Section 302(b) of the Code (see the discussion of Section 302(b) below), then any gain or loss recognized on the sale of your shares will be a capital gain or loss. Any capital gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the shares have been held for more than one year at the time of disposition. Any long-term capital gain recognized upon a disposition of shares by a U.S. Holder who is an individual will be subject to federal income tax at a maximum rate of 15%.

        Dividend Treatment. If a sale of your shares pursuant to the offer does not qualify as an “exchange” under Section 302(b) of the Code, then the entire amount of cash you receive from your sale will be treated as a dividend, to the extent we have sufficient accumulated or current earnings and profits. Provided certain holding period requirements are satisfied, non-corporate shareholders will be subject to federal income at a maximum rate of 15% on amounts treated as a dividend (namely, the entire amount of cash received without reduction for the tax basis of the shares surrendered). To the extent that cash received in exchange for shares is treated as a dividend to corporate U.S. Holders, (a) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (b) it will be subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of Section 1059 in their particular circumstances.

        To the extent that amounts received pursuant to the offer exceed a U.S. Holder’s allocable share of our accumulated and current earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holders adjusted basis will constitute capital gain. Any remaining adjusted basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.

        Backup Withholding. Upon a sale of shares by a U.S. Holder pursuant to the offer, we generally must backup withhold at a rate of 28%, unless the U.S. Holder provides to us before the sale a certification, under penalties of perjury, of the U.S. Holder’s taxpayer identification number. The requisite certification is included in the Letter of Transmittal. Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS. We cannot refund amounts once withheld.

Treatment of Non-U.S. Holders

        The following summary is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a share of preferred stock that is not classified as a partnership for U.S. federal income tax purposes and that is not a U.S. Holder (a “Non-U.S. Holder”). In the case of a Non-U.S. Holder that is an individual, the following summary assumes that this individual was not formerly a United States citizen, and was not formerly a resident of the United States for U.S. federal income tax purposes.

        Backup Withholding. Upon a sale of shares by a Non-U.S. Holder pursuant to the offer, the proceeds will not be subject to backup withholding if the Non-U.S. Holder provides to us before the sale a certification, under penalties of perjury, that the Non-U.S. Holder is not a U.S. Person. This certification may be made on an IRS Form W-8BEN or the substitute Form W-9.

        Capital Gain or Loss Treatment. If a Non-U.S. Holder’s sale of shares pursuant to the offer qualifies as an “exchange” under Section 302(b) of the Code (see the discussion of Section 302(b) below), then any gain or loss recognized on the sale will be a capital gain or loss. Any capital gain recognized by a Non-U.S. Holder upon a sale of shares pursuant to the offer will not be subject to U.S. federal income tax, unless: (1) the gain is effectively connected with a United States trade or business conducted by the Non-U.S. Holder; (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) we are, or have been during certain periods preceding the disposition, a “United States real property holding corporation” (which we do not believe we are) and certain other conditions are met.

        Even if a Non-U.S. Holder’s sale of shares pursuant to the offer is exempt from federal income tax as described in the immediately preceding paragraph, and even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding, we are required under a separate set of withholding rules to withhold 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross proceeds from the sale, unless the Non-U.S. Holder delivers to us before the sale a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder’s income on the sale is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. In the event that such IRS Form W-8ECI is furnished, the Non-U.S. Holder’s income on the sale will be exempt from withholding but will be subject to federal income tax at normal graduated rates. In order to claim treaty benefits, the Non-U.S. Holder must deliver to us before the sale a properly executed IRS Form W-8BEN.

        In the event that the amount withheld from the gross proceeds paid to a Non-U.S. Holder pursuant to the offer exceeds the federal income tax liability of the Non-U.S. Holder, a claim for refund may be filed with the IRS by the Non-U.S. Holder.

        Dividend Treatment. If a Non-U.S. Holder’s sale of shares pursuant to the offer does not qualify as an “exchange” under Section 302(b) of the Code, then the cash received upon the sale will be treated as a dividend, provided that we have sufficient accumulated or current earnings and profits. Even if the Non-U.S. Holder has furnished the certification required to avoid backup withholding, we are required under a separate set of withholding rules to withhold 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross proceeds from the sale, unless the Non-U.S. Holder delivers to us before the sale a properly executed IRS Form W-8ECI certifying that the Non-U.S. Holder’s income on the sale is effectively connected with a United States trade or business conducted by the Non-U.S. Holder. In the event that such IRS Form W-8ECI is furnished, the Non-U.S. Holder’s income on the sale will be exempt from withholding but will be subject to federal income tax at normal graduated rates. In order to claim treaty benefits, the Non-U.S. Holder must deliver to us before the sale a properly executed IRS Form W-8BEN.

Qualification of sale as an “exchange” under Section 302(b)

        A sale of your shares pursuant to the offer will qualify as an “exchange” under Section 302(b) of the Code if:

•	the sale results in a “complete redemption” of your shares; or

•	the sale is not “essentially equivalent to a dividend” with respect to you.

The determination of whether a sale of shares pursuant to the offer qualifies as an “exchange” under Section 302(b) of the Code is made separately for each shareholder.

        Constructive Ownership. For the purpose of determining whether a sale of shares pursuant to the offer qualifies as an “exchange” under Section 302(b) of the Code, you must take into account not only the shares of common stock and/or preferred stock that you actually own but also any shares that you are deemed to own constructively under the attribution rules of Section 318 of the Code. For example, under these attribution rules, you are deemed to own constructively any shares of common stock and/or preferred stock held by your spouse, parents, children and grandchildren, and you are deemed to own constructively shares of common stock and/or preferred stock held by certain entities (such as corporations, partnerships, estates, and trusts) in which you have an equity interest. Furthermore, you are deemed to own any shares of common stock and/or preferred stock that you have the right to acquire by the exercise of an option, regardless of when the option may be exercised.

        Complete Redemption. A sale of all your shares of our preferred stock pursuant to the offer will result in a “complete redemption” and, therefore, will be entitled to capital gains tax treatment if either: (1) you do not own, directly or constructively, any shares of our preferred stock or common stock after this sale; or (2) you do not own directly any shares our preferred stock or common stock after this sale and, with respect to any constructively owned shares of preferred stock or common stock, you are eligible to (and do in fact) waive (pursuant to Section 302(c)(2) of the Code) the attribution of such shares to you.

        Not Essentially Equivalent to a Dividend. If a sale of your shares pursuant to the offer does not qualify as a “complete redemption”, then your sale may nevertheless qualify as an “exchange” under Section 302(b) of the Code and, therefore, will be entitled to capital gains tax treatment if your sale meets the “not essentially equivalent to a dividend” test. This test is met if, under all the facts and circumstances, there is a meaningful reduction in your interest in us as a result of the sales by the shareholders pursuant to the offer. The IRS has issued rulings in situations involving redemptions of stock owned by minority shareholders of publicly-traded corporations (which minority shareholders owned, directly or constructively, less than 1% of the value and voting power of the stock of the corporation, and did not exercise control over the affairs of the corporation). In these rulings, the redemptions were treated as meeting as the “not essentially equivalent to a dividend” test if the redemption resulted in any reduction in the minority shareholder’s voting power and economic interest in the corporation.

        Effect of Prorations and Other Transfers of Shares. You should be aware that your ability to satisfy any of the foregoing tests may be affected by proration pursuant to the offer. Therefore, unless you are an odd lot holder, you can be given no assurance that we will purchase a sufficient number of such shares to permit you to satisfy any of the foregoing tests. You also should be aware that an acquisition or disposition of shares in the market or otherwise as part of a plan that includes your tender of shares pursuant to the offer might be taken into account in determining whether any of the foregoing tests is satisfied.

        The federal income tax discussion set forth above is included for general information only. You are urged to consult your own tax advisor to determine the particular tax consequences to you (including the applicability and effect of the constructive ownership rule and foreign, state and local tax laws and possible tax law changes) of the sale of shares.

14.	Fees and Expenses.

        We have retained Georgeson Inc. to act as Information Agent and LaSalle Bank National Association to act as Depositary in connection with our offer. The Information Agent may contact shareholders by mail, telephone, telegraph and in person and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the offer to beneficial owners. We will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services, we will reimburse them specified reasonable out-of-pocket expenses and we will indemnify each of them against certain liabilities in connection with our offer, including certain liabilities under the federal securities laws.

        We will not pay any fees or commissions to brokers, dealers, commercial banks or trust companies (other than fees to the Information Agent as described above) for soliciting tenders of shares under the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer to Purchase and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. We have not authorized any broker, dealer, commercial bank or trust company to act as our agent or the agent of the Information Agent or the Depositary for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 6 in the related Letter of Transmittal.

15.	Extension of Offer; Termination; Amendment.

        We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be reasonably determined by us to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement thereof. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires us to pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

        Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be reasonably determined by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time by publicly announcing them. In the case of an extension, the announcement must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designated to inform shareholders of the change. Without limiting the manner in which we may choose to make public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any public announcement.

        If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of the securities sought) will depend on the facts and the circumstances. If (1) we increase or decrease the price to be paid for shares or the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares and (2) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, the offer will be extended until the expiration of the period of ten (10) business days.

        For purposes of our offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

16.	Miscellaneous.

        We are not aware of any jurisdiction where the making of the offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such state statute, the offer will not be made to (and tenders will not be accepted from or on behalf of) the shareholders in such state. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the offerors by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        We filed with the SEC the Schedule TO, together with exhibits, pursuant to Sections 13(e) and 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 9 (except that they will not be available at the regional offices of the SEC).

THE MIDDLETON DOLL COMPANY

November 20, 2006

        Manually signed facsimile copies of the Letter of Transmittal will be accepted from Eligible Institutions. The Letter of Transmittal and certificates representing shares of our preferred stock and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or nominee to the Depositary at the address set forth below:

The Depositary for the offer is:

LASALLE BANK NATIONAL ASSOCIATION

By Mail, Hand or Overnight Courier:
135 S. LaSalle Street, Suite 1811
Attn: Shareholder Services
Chicago, IL 60603

By Facsimile Transmission:
(For Eligible Institutions Only)
312-904-2079

For Confirmation Only
Telephone: 312-904-5091

        Any questions concerning tender procedures may be directed to the Depositary at (800) 246-5761.

        Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers listed below. Shareholders may also contact their local broker, dealer, commercial bank, trust company or nominee for assistance concerning the offer.

The Information Agent for the Offer is:

17 State Street –10th Floor
New York, NY 10004

Banks and Brokers Call 212-440-9800
All others call Toll-Free 1-866-233-7772

November 20, 2006